Exhibit 99.4

Consent to be Named as a Director

In connection with the filing by Leo Holdings Corp. II of the Registration Statement (the “Registration Statement”) on Form S-4 with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), I hereby consent, pursuant to Rule 438 of the Securities Act, to being named in the Registration Statement and any and all amendments and supplements thereto, including the prospectus contained therein, as a nominee to the board of directors of Leo Holdings Corp. II following the consummation of the business combination, which will be renamed World View, Inc. I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendments thereto.

Dated: April 7, 2023

Name: Sameer Gandhi

/s/ Sameer Gandhi
Signature